Exhibit 99.1

HSN Enhances Employee Engagement with NICE Performance Management

NICE's Performance Management Gamification module boosts engagement of home-
based agents by promoting HSN's culture of fun, common goals, real-time performance insights and constant feedback

Hoboken, N.J., March 8, 2017, NICE (Nasdaq:NICE) today announced that HSN is successfully using NICE Performance Management with Gamification.

HSN is a leading entertainment and lifestyle retailer reaching approximately 94 million households with most of its 1,700 sales and service agents working from home. With such a widely dispersed workforce, HSN had limited options to rally and encourage employees using the conventional tactics that build healthy competitive spirit and camaraderie in group settings.

In order to boost employee engagement, HSN implemented NICE Performance Management with its gamification module. Gamification is now part of HSN's agent culture from the first day on the job and throughout the agent's tenure. In order to streamline the onboarding process for new employees, HSN has created a virtual passport, which introduces the gamification concept with easily-attained goals such as a first upsell, before introducing more challenging targets.

Using insights provided by detailed tracking and reporting of all agents, HSN enables agents to earn badges of increasing difficulty, from achievements possible the first day on the job through awards for sustained year-long excellence. Enhanced insights have also allowed HSN to roll out a balanced score rating for each agent, with consistent, team- and role-based goals. This gives agents an at-a-glance understanding of how they are performing, and what tangible changes are needed to move them up into an "exceeds expectations" ranking.

Julia Schmitz, Manager of Customer Care Operations, HSN:
"We are very committed to employee engagement and gamification, through NICE Performance Management, which fits perfectly into the ideas we want to reinforce with our agents. Gamification has made it easier for us to communicate our company values and engage with all of our agents, even those who are sitting at home in their pajamas."

Yaron Hertz, President, NICE Americas:
"NICE Performance Management gives HSN the tools it needs to reinforce a coaching culture dedicated to helping agents improve rapidly, and adapt quickly to changing requirements. Real-time performance insights and constant feedback have successfully engaged HSN's far-flung agent workforce with common, transparent gamification-backed goals."

About HSN
HSN is a leading interactive multichannel retailer offering a curated assortment of exclusive products and top brand names to its customers. HSN incorporates entertainment, inspiration, personalities and industry experts to provide an entirely unique shopping experience in 95 million homes (24 hours a day, seven days a week, live 364 days a year). HSN.com offers a differentiated digital experience by leveraging content, community and commerce. In addition to its existing media platforms, HSN is the industry leader in transactional innovation, including services such as HSN Shop by Remote®, the only service of its kind in the U.S., the HSN Shopping App for mobile handheld devices and HSN on Demand®.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.